Exhibit 99.1

SPI Energy Announces Management Changes

HONG KONG and SANTA CLARA, California, February 3, 2020 (GLOBE NEWSWIRE) – SPI Energy Co., Ltd. ("SPI Energy" or the "Company") (NASDAQ: SPI), a global provider of green energy solutions with strategic investments in green-energy-enabled products and services, today announced that, on January 30, 2020,the Company received a letter of resignation from Anthony S. Chan, CPA, pursuant to which Mr. Chan resigned from his position as Chief Financial Officer of the Company, effective January 31, 2020. The Company will shortly begin a search for a new Chief Financial Officer.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is an established provider of photovoltaic solutions with global operations in key markets in Australia, Europe, Japan and the United States. The Company is leveraging its solar platform and expertise to make strategic investment in green industries with significant growth and earnings potential and/or green-energy-enabled products.

For inquiries, please contact:

SPI Energy Co., Ltd.
IR Department
Email: ir@spigroups.com

RedChip Companies
Bruce Haase
(407) 712-8965
bruce@redchip.com